EXHIBIT 99.1

First Mining Announces Infill Drilling Results for Its Goldlund Gold Project

VANCOUVER, British Columbia, April 17, 2018 (GLOBE NEWSWIRE) -- First Mining Gold Corp. (“First Mining” or the “Company”) is pleased to announce the infill drilling results, comprising 13 drill holes, from its diamond drill program within Zone 1 (See Tables 1 and 2) at First Mining’s 100% owned Goldlund Gold Project (“Goldlund”), located near the town of Sioux Lookout in northwestern Ontario, Canada.

Drilling Highlights:

  Hole GL-17-136 intersected 72.0 metres of 6.26 grams per tonne gold including 1.05 metres of 367 grams per tonne gold and 2.0 metres of 21.96 grams per tonne gold
  Hole GL-17-139 intersected 68.0 metres of 0.62 grams per tonne gold including 2.0 metres of 10.26 grams per tonne gold
  Hole GL-17-135 intersected 76.0 metres of 0.43 grams per tonne gold including 2.0 metres of 5.86 grams per tonne gold
  Hole GL-17-138 intersected 18.0 metres of 0.61 grams per tonne gold including 2.0 metres of 4.36 grams per tonne gold and 27.0 metres of 0.58 grams per tonne gold including 2.0 metres of 3.19 grams per tonne gold
  Hole GL-17-140 intersected 12.0 metres of 1.41 grams per tonne gold including 2.0 metres of 5.75 grams per tonne gold

Note:  Assaying for the 2017/2018 Goldlund drill programs is being done by SGS Canada Inc. (“SGS”) at their laboratories in Red Lake, ON. and Burnaby, BC.  Reported widths are drilled core lengths; true widths are unknown at this time.  Assay values are uncut.

The 2017/2018 drilling campaigns at Goldlund have been designed to accomplish four primary objectives:

  Convert Inferred Mineral Resources within the resource area (Zones 1, 5 and 7) into the Indicated Mineral resource category;

  Test drill deeper exploration targets within Zone 7;

  Identify and add additional mineralization within areas that are adjacent to the current resource boundary; and

  Test drill additional exploration targets within other areas (outside of the current resource boundary) within the Goldlund Gold Property.

The 13 drill hole results (Figure 1) presented in this news release represent infill holes which targeted mineralization in Zone 1.  While twelve out of the thirteen holes intersected gold mineralization, this latest round of drilling was limited in extent in order to avoid intersecting historic underground workings.  Areas of Zone 1 had previously been mined and therefore contain several levels of existing underground workings.  Accordingly, these latest holes had to be positioned to avoid drilling through existing levels or stopes, and we believe that some of the holes may not have reached the key mineralized zones which occur closer to the footwall of the zone.

During this latest drill campaign, Zone 1 mineralization has also been encountered at depths greater than intersected in earlier drilling, for example in hole GL-17-115 (previously reported in the Company’s news release dated February 8, 2018), where gold mineralization was encountered at depths from 578 to 622 metres (44 metres of 0.78 g/t gold, including 2 metres of 5.11 g/t gold and 2 metres of 4.11 g/t gold).

Jeff Swinoga, President and Chief Executive Officer of First Mining, stated, “These Phase 2 infill drill holes have been very promising, with most of the holes having intersected gold mineralization, and were designed to provide greater confidence in the gold mineralization at Goldlund which is currently confined within a strike length of only three kilometres.  Our next exploration program at Goldlund will entail drilling several underexplored areas of the property along strike.  Given that the total strike length of the Goldlund property is estimated to be approximately 50 kilometres, we are very excited to see if these exploration efforts will support our belief that gold mineralization continues along strike at Goldlund.”

The 2018 Phase 2 drill program at Goldlund has thus far been partially successful in achieving its objectives and the drilling is now complete, with assays for the remaining 11 holes still pending.  Additional drilling in the same area will require a more precise 3D model of the historic underground workings to improve drill hole placement and orientation.

During the summer of 2018, First Mining plans to broaden its exploration activities to other regional targets on the Goldlund property that are outside the current resource boundary.

Gold observed during the current drilling program at Goldlund occurs both as fine disseminations in quartz vein stockworks and as more discrete larger grains up to 2 mm spatially associated with pyrite in the quartz veins.  Calaverite, a gold telluride mineral, has been noted occasionally in higher grade intervals on fracture surfaces in the quartz veins.  Higher grade gold distribution in the granodiorite dike is often, but not always, associated with zones of more intense quartz stockworking and potassic alteration.  Figure 2 below displays a cross-section of the geology and gold mineralization for drill holes GL-17-117, GL-17-115 (results reported in the Company’s earlier release dated February 8, 2018) and GL-18-136 to GL-18-138.

Table 1. Drill Hole Assay Results from Goldlund

	Hole ID	From (m)	To (m)	Length (m)	Au g/t
GL-17-122	GL-17-122	no significant mineralization
GL-17-129	GL-17-129	272.0	296.0	24.0	0.40
	inc	272.0	274.0	2.0	3.82
	and	312.0	334.0	22.0	0.29
	inc	330.0	332.0	2.0	1.07
GL-17-130	GL-17-130	165.0	171.0	6.0	0.32
	and	362.0	374.0	12.0	0.25
GL-17-131	GL-17-131	25.0	41.5	16.5	0.29
	inc	25.0	27.0	2.0	1.00
	and	93.0	102.6	9.6	0.47
	inc	93.0	95.0	2.0	0.92
	and	158.0	165.0	7.0	0.28
GL-17-132	GL-17-132	216.0	220.0	4.0	0.53
GL-17-133	GL-17-133	325.0	337.0	12.0	0.17
GL-17-134	GL-17-134	149.0	150.4	1.4	1.37
	and	215.0	277.0	62.0	0.15
	inc	273.0	275.0	2.0	1.08
GL-17-135	GL-17-135	214.0	290.0	76.0	0.43
	inc	214.0	218.0	4.0	1.17
	and inc	272.0	274.0	2.0	5.86
	and	322.0	324.0	2.0	3.67
GL-17-136	GL-17-136	158.0	230.0	72.0	6.26
	inc	170.0	204.0	34.0	13.01
	and inc	180.95	182.0	1.05	367.00
	and inc	202.0	204.0	2.0	21.96
GL-18-137	GL-18-137	256.0	346.0	90.0	0.34
	inc	262.0	264.0	2.0	1.19
	and inc	292.0	296.0	4.0	1.37
	and inc	330.0	332.0	2.0	4.33
	and inc	344.0	346.0	2.0	3.02
GL-18-138	GL-18-138	330.0	348.0	18.0	0.61
	inc	338.0	340.0	2.0	4.36
	and	374.0	401.0	27.0	0.58
	inc	376.0	380.0	4.0	1.13
	and inc	394.0	396.0	2.0	3.26
GL-18-139	GL-18-139	302.0	370.0	68.0	0.62
	inc	308.0	310.0	2.0	10.26
	and inc	334.0	340.0	6.0	1.21
	and inc	338.0	340.0	2.0	2.27
	and inc	366.0	368.0	2.0	1.20
GL-18-140	GL-18-140	208.0	220.0	12.0	1.41
	inc	212.0	214.0	2.0	5.75
	and inc	216.0	218.0	2.0	2.24
	and	318.0	380.0	62.0	0.32
	inc	318.0	322.0	4.0	1.33
	and inc	338.0	340.0	2.0	1.96

Assaying for the 2017/2018 Goldlund drill programs is being done by SGS at their laboratories in Red Lake, Ontario and Burnaby, BC.  Prepared samples are analyzed for gold by either Bulk Leach Extractable Gold (BLEG) assay techniques or by lead fusion fire assay with an atomic absorption spectrometry (AAS) finish.  Multi-element analysis on the mineralized zones is also being undertaken by two-acid aqua regia digestion with ICP-MS and AES finish.

Figure 1. Plan Map:
http://resource.globenewswire.com/Resource/Download/7ec140b5-c4b0-49b0-be24-047ef5990a45

Table 2. Drill Hole Locations

Hole ID	Azimuth °	Dip °	Final Depth (m)	UTM East	UTM North	Section
GL-17-122	0	-90	263	546700	5527250	546700E
GL-17-129	0	-90	368	546800	5527290	546800E
GL-17-130	0	-90	401	546800	5527270	546800E
GL-17-131	0	-90	206	546850	5527365	546850E
GL-17-132	0	-90	225	546850	5527345	546850E
GL-17-133	0	-90	413	546850	5527305	546850E
GL-17-134	0	-90	332	546900	5527350	546900E
GL-17-135	0	-90	365	546950	5527380	546950E
GL-17-136	0	-90	245	547000	5527440	547000E
GL-18-137	0	-90	377	547000	5527410	547000E
GL-18-138	0	-90	401	547000	5527380	547000E
GL-18-139	0	-90	386	547050	5527435	547050E
GL-18-140	0	-90	395	547100	5527450	547100E

Figure 2.  Cross-Section through the Goldlund Project:
http://resource.globenewswire.com/Resource/Download/b65a89cf-9480-4f12-9f5e-91a4bdf12787

QA/QC Procedures

The QA/QC program for the 2017/2018 drilling programs at Goldlund consists of the submission of duplicate samples and the insertion of certified reference materials and blanks at regular intervals.  These are inserted at a rate of one standard for every 20 samples (5% of total) and one blank for every 30 samples (3% of total).  The standards used in the 2017/2018 program consist of 5 different gold grades ranging from 1 to 9 g/t, and are sourced from CDN Resource Laboratories in Langley, BC.  Blanks have been sourced locally from barren granitic material.

Field duplicates from quartered core, as well as ‘coarse’ or ‘pulp’ duplicates taken from coarse reject material or pulverized splits, are also submitted at regular intervals with an insertion rate of 4% for field duplicates and 4% for coarse or pulp duplicates.  Additional selected duplicates are being submitted for screened metallic fire assay analysis and to an umpire lab for check assaying.  SGS also undertake their own internal coarse and pulp duplicate analysis to ensure proper sample preparation and equipment calibration.

Dr. Chris Osterman, P.Geo., COO of First Mining, is the “qualified person” for the purposes of National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and he has reviewed and approved the scientific and technical disclosure contained in this news release.

ABOUT THE GOLDLUND PROJECT

The Goldlund deposit is situated within a land package of approximately 280 square kilometres (28,000 hectares) referred to as the Goldlund Gold Project.  The Property has a strike-length of over 50 kilometres in the Wabigoon Subprovince.  Goldlund is an Archean lode-gold project located in northwestern Ontario, approximately 60 kilometres from the township of Dryden.  The claims that make up the land package cover the historic Goldlund and Windward mines.

On January 9, 2017, the Company announced an initial mineral resource estimate for Goldlund that was prepared by WSP Canada Inc. in accordance with NI 43-101.  At a 0.4 g/t Au cut-off grade, the Goldlund deposit contains pit constrained Indicated Mineral Resources of 9.3 million tonnes at 1.87 g/t gold, or 560,000 ounces of gold.  At a 0.4 g/t gold cut-off grade, the Goldlund deposit contains pit constrained Inferred Mineral Resources of 40.9 million tonnes at 1.33 g/t gold, or 1,750,000 ounces of gold.  The technical report for this resource estimate, which is titled “Technical Report and Resource Estimation Update on the Goldlund Project” and is dated February 7, 2017, is available under the Company’s SEDAR profile at www.sedar.com, and is also available on the Company’s website at www.firstmininggold.com.

ABOUT FIRST MINING GOLD CORP.

First Mining Gold Corp. is an emerging development company with a diversified portfolio of gold projects in North America.  Having assembled a large resource base of seven million ounces of gold in the Measured and Indicated categories and five million ounces of gold in the Inferred category in mining friendly jurisdictions of eastern Canada, First Mining is now focused on advancing its assets towards production.  The Company currently holds a portfolio of 25 mineral assets in Canada, Mexico and the United States.

For further information, please contact Jeff Swinoga, President and CEO at 604-639-8854, or Derek Iwanaka, Vice President of Investor Relations at 604-639-8824, or visit our website at www.firstmininggold.com.

ON BEHALF OF FIRST MINING GOLD CORP.

“Keith Neumeyer”

Keith Neumeyer
Chairman

Cautionary Note Regarding Forward-Looking Statements

This news release includes certain "forward-looking information” and "forward-looking statements” (collectively "forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation including the United States Private Securities Litigation Reform Act of 1995.  These forward-looking statements are made as of the date of this news release.  Forward-looking statements are frequently, but not always, identified by words such as "expects”, "anticipates”, "believes”, “plans”, “projects”, "intends”, "estimates”, “envisages”, "potential”, "possible”, “strategy”, “goals”, “objectives”, or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions.

Forward-looking statements in this news release relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events and include, but are not limited to, statements with respect to: (i) the estimated amount and grade of Mineral Resources at Goldlund; (ii) future exploration activities by First Mining on other regional targets on the Goldlund property that are outside the current resource boundary; and (iii) the potential for exploration upside at Goldlund.  All forward-looking statements are based on First Mining's or its consultants' current beliefs as well as various assumptions made by them and information currently available to them.  The most significant assumptions are set forth above, but generally these assumptions include: (i) the presence of and continuity of metals at Goldlund at estimated grades; (ii) the capacities and durability of various machinery and equipment; and (iii) success in realizing proposed drilling programs.  Although the Company’s management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that estimates, forecasts, projections and other forward-looking statements will not be achieved or that assumptions do not reflect future experience.  We caution readers not to place undue reliance on these forward-looking statements as a number of important factors could cause the actual outcomes to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates assumptions and intentions expressed in such forward-looking statements.  These risk factors may be generally stated as the risk that the assumptions and estimates expressed above do not occur as forecast, but specifically include, without limitation: (i) risks relating to variations in the mineral content within the material identified as Mineral Resources from that predicted; (ii) general risks related to exploration drilling programs; (iii) developments in world metals markets; (iv) risks relating to fluctuations in the Canadian dollar relative to the US dollar; (v) management’s discretion to refocus the Company’s exploration efforts and/or alter the Company’s short and long term business plans; and (vi) the additional risks described in First Mining's Annual Information Form for the year ended December 31, 2017 filed with the Canadian securities regulatory authorities under the Company’s SEDAR profile at www.sedar.com, and in First Mining’s Annual Report on Form 40-F filed with the SEC on EDGAR.

First Mining cautions that the foregoing list of factors that may affect future results is not exhaustive.  When relying on our forward-looking statements to make decisions with respect to First Mining, investors and others should carefully consider the foregoing factors and other uncertainties and potential events.  First Mining does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by the Company or on our behalf, except as required by law.

Cautionary Note to United States Investors

This news release has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of U.S. securities laws.  Unless otherwise indicated, all resource and reserve estimates included in this news release have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101”) and the Canadian Institute of Mining, Metallurgy, and Petroleum 2014 Definition Standards on Mineral Resources and Mineral Reserves.  NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.  Canadian standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission ("SEC”), and mineral resource and reserve information contained herein may not be comparable to similar information disclosed by U.S. companies.  In particular, and without limiting the generality of the foregoing, the term "resource” does not equate to the term "reserves”.  Under U.S. standards, mineralization may not be classified as a "reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.  The SEC's disclosure standards normally do not permit the inclusion of information concerning "measured mineral resources”, "indicated mineral resources” or "inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute "reserves” by U.S. standards in documents filed with the SEC.  Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.  U.S. investors should also understand that "inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an "inferred mineral resource” will ever be upgraded to a higher category.  Under Canadian rules, estimated "inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases.  Investors are cautioned not to assume that all or any part of an "inferred mineral resource” exists or is economically or legally mineable.  Disclosure of "contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves” by SEC standards as in-place tonnage and grade without reference to unit measures.  The requirements of NI 43-101 for identification of "reserves” are also not the same as those of the SEC, and reserves reported by the Company in compliance with NI 43-101 may not qualify as "reserves” under SEC standards.  Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.